Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2016

Tel Aviv, Israel, December 2, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today its results for the third quarter of 2016

Going concern and liquidity position of our subsidiary Plaza Centers N.V.

Our subsidiary Plaza Centers N.V. ("PC") has published its interim financial statement as of September 30, 2016 on December 2, 2016.

PC has reported that it is in active negotiations on several disposal transactions which will generate estimated net proceeds of EUR 71 million to PC and, although there is no certainty that these transactions will be completed, it is expected that the closing of these transactions will take place within a few months after December 1, 2016.

Such financial statements include a statement that PC is of the opinion that the combination of PC's forecast cash flow (which mainly relies on the realization of its assets as mentioned above), its indebtedness and other obligations under the restructuring plan (as amended and reported by the Company on December 1, 2016) and other factors, indicate the existence of a material uncertainty that casts significant doubt about PC's ability to continue as a going concern.

The Company is of the opinion that such uncertainty with respect to PC does not materially affect the Company's financial position, its excepted cash flow and its ability to serve it indebtedness (on a standalone basis) in the foreseeable future.

Three months ended September 30, 2016 compared to corresponding period in 2015

The Company’s loss for the three months period ended September 30, 2016 (“Q3 2016”) amounted to NIS 36 million.

●	Consolidated income, revenues and gain for Q3 2016 amounted to NIS 61 million (US$ 16 million) compared to NIS 51 million in the corresponding period in 2015 (“Q3 2015”).

●	Revenues from sale of commercial centers increased to NIS 10 million (US$ 3 million) compared to nil in Q3 2015. Such revenues in Q3 2016 were mainly attributable to the sale of land plot in Poland by our 44.9% subsidiary, Plaza Centers N.V. ("PC").

●	Rental income from commercial centers decreased to NIS 16 million (US$ 4 million) in Q3 2016 compared to NIS 19 million in Q3 2015. The decrease was mainly attributable to the sale of the Liberec commercial center in Q2 2016 and the sale of the Zgorzelec commercial center in Q3 2016.

●	Cost of commercial centers increased in Q3 2016 to NIS 17 million (US$ 4 million) compared to NIS 13 million in Q3 2015. The increase was mainly attributable to (i) the cost of plot sold by PC during Q3 2016 in the amount of NIS 6 million offset by (ii) a decrease in operational expenses of the commercial centers as attributable to the decrease in rental income mentioned above.

●	Revenues from hotel operation and management increased in Q3 2016 to NIS 34 million (US$ 9 million) compared to NIS 31 million in Q3 2015 attributable to the increase in revenue of the Radisson Blu Hotel in Bucharest Romania.

●	Costs and expenses of hotel operation and management increased in Q3 2016 to NIS 28 million (US$ 7 million) compared to NIS 26 million in Q3 2015. The increase in expenses resulted from an increase in the revenue from hotel operation and management as mentioned above.

●	General and administrative expenses amounted to NIS 2 million (US$ 0.6 million) in Q3 2016 and in Q3 2015.

●	Share in losses of associated, net amounted to NIS 13 million (US$ 3 million) in Q3 2016 compared to NIS 14 million in Q3 2015. Such losses in Q3 2016 were mainly attributable to the Company's share in the losses of Insightec and Gamida cell.

●	Financial expenses, net in Q3 2016 amounted to NIS 58 million (US$ 15 million) compared to financial income, net in the amount of NIS 14 million in Q3 2015. The increase in the expenses of NIS 72 million (US$ 19 million) is mainly attributable to the following:

o	An increase in interest expenses and CPI-linked borrowing expenses, net in the amount of NIS 38 million (US$ 9 million) mainly due to (i) financial gain of NIS 51 million (US$ 14 million) in Q3 2015 attributed to repurchase of two banks loans by PC's wholly owned subsidiary with a face value of EUR 20.4 million for the consideration of EUR 8.5 million, offset by: (ii) a decrease in PC's interest expenses in the amount of NIS 7 million (US$ 2 million) mainly due to capitalization of finance expenses to PC's qualified assets (iii) a decrease in the Company interest expenses in the amount of NIS 6 million (US$ 2 million), mainly due to the lower level of corporate debts of the Company following notes buyback programs and early repayment of loan by the Company.

o	An increase in the amount of NIS 42 million (US$ 11 million) in exchange rate losses mainly attributable to PC’s notes, which are linked to the NIS and are measured in Euro.

●	Offset by:

o	A decrease in the amount of NIS 8 million (US$ 2 million) in non-cash expenses as a result of changes in fair value of financial instruments which are measured at fair value through profit and loss.

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●	Write-down and other income, net increased in Q3 2016 to NIS 22 million (US$ 6 million) compared to expenses in the amount of NIS 10 million in Q3 2015. The income in Q3 2016 were mainly attributable to gain of Euro 9.2 million (NIS 39 million) attributable to the release of EUR 23.0 million of the outstanding loan (and partially recourse) related to Zgorzelec commercial center (including accrued interest thereof), against the asset’s book value of EUR 12.7 million. Such gain was offset by write down of trading property by PC in the total amount of NIS 15 million.

●	Loss before income tax amounted to NIS 35 million (US$ 9 million) in Q3 2016 compared to NIS 1 million in Q3 2015.

●	Income tax amounted to NIS 0.1 million (US$ 0.02 million) in Q3 2016 compared to 1 million in Q3 2015.

●	Loss for Q3 2016 amounted to NIS 36 million (US$ 9 million) (NIS 24 million attributed to the equity holders of the Company) compared to NIS 2 million in the corresponding period in 2015 (NIS 23 million attributed to the equity holders of the Company).

●	Shareholders' Equity as of September 30,2016, amounted to NIS 232 million (US$ 61 million) out of which Shareholders' deficiency in the amount to NIS 21 million (US$ 6 million) is attributed to the controlling interest and amount of NIS 253 (US$ 67 million) is attributable to the non-controlling interest.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com

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ELBIT IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,	September 30,
	2 0 1 6	2 0 1 5	2 0 1 6
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	141,600	157,851	37,680
Short-term deposits and investments	52,748	30,075	14,036
Trade accounts receivables	41,110	13,638	10,939
Other receivables	12,140	13,909	3,231
Inventories	1,990	2,071	530
	249,588	217,544	66,416

Non-Current Assets
Trading property	1,352,602	1,467,760	359,926
Deposits, loans and other long-term balances	15,520	21,899	4,130
Investments in associates	233,928	292,183	62,248
Property, plant and equipment	750,151	704,166	199,614
	2,352,201	2,486,008	625,918

	2,601,789	2,703,552	692,334

Current Liabilities
Short-term credits	376,210	726,763	100,109
Suppliers and service providers	26,602	15,708	7,079
Payables and other credit balances	62,716	63,780	16,688
Loan from associates	60,485	-	16,095
	526,013	806,251	139,971

Non-Current liabilities
Borrowings	1,683,150	1,443,920	447,885
Other liabilities	65,302	66,530	17,377
Deferred taxes	95,670	82,787	25,458
	1,844,122	1,593,237	490,720

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	(21,171)	19,287	(5,633)
Non controlling Interests	252,825	284,777	67,276
	231,654	304,064	61,643

	2,601,789	2,703,552	692,334

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ELBIT IMAGING LTD.

CONSOLIDATED INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30,		September 30,		December 31,	September 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
	(in NIS thousands)					Convenience
						translation
						US$'000
Income revenues and gains
Revenues
Revenues from sale of commercial centers	126,019	182,315	10,154	-	200,078	33,533
Revenues from hotel operation and management	101,694	116,309	34,412	31,303	147,886	27,061
Total revenues	227,713	298,624	44,566	31,303	347,964	60,594

Gains and other
Rental income from Commercial centers	52,554	63,885	16,326	19,442	83,849	13,985
Gain from sale investees	-	-	-	-	6,712	-

Total income revenues and gains	280,267	362,509	60,892	50,745	438,525	74,579

Expenses and losses
Hotels operation and management	85,467	99,963	27,714	26,460	126,849	22,743
Commercial centers	146,986	267,647	16,999	12,747	290,360	39,113
General and administrative expenses	7,274	10,560	2,524	2,293	16,678	1,936
Share in losses of associates, net	34,154	39,718	12,810	14,280	42,925	9,088
Financial expenses, net	143,014	167,081	58,305	(13,963)	239,580	38,056
Write down, charges and other expenses(income), net	(5,484)	(15,241)	(21,989)	10,129	38,298	(1,459)
	411,411	569,728	96,363	51,946	754,690	109,477

Profit (loss) before tax benefits	(131,144)	(207,219)	(35,471)	(1,201)	(316,165)	(34,898)
Income tax expenses (tax benefits)	1,027	2,988	110	959	5,631	273
Profit (loss) from continuing operations	(132,171)	(210,207)	(35,581)	(2,160)	(321,796)	(35,171)
Profit (loss) from discontinued operation, net	-	7,036	-	(193)	6,874	-
Profit (loss)for the period	(132,171)	(203,171)	(35,581)	(2,353)	(314,922)	(35,171)

Attributable to:
Equity holders of the Company	(103,646)	(120,120)	(24,317)	(23,319)	(186,150)	(27,581)
Non controlling interest	(28,525)	(83,051)	(11,264)	20,966	(128,772)	(7,590)
	(132,171)	(203,171)	(35,581)	(2,353)	(314,922)	(35,171)

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ELBIT IMAGING LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30,		September 30,		December 31,	September 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
	(in NIS thousands)					Convenience
						translation
						US$'000

Profit (Loss) for the period	(132,171)	(203,171)	(35,581)	2,353))	(314,922)	(35,171)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences arising from translation of foreign operations	(10,800)	(63,071)	(10,637)	34,246	(91,319)	(2,873)
Reclassification adjustments relating to foreign operations disposed of in the year	-	(32,454)	-	-	-	-
Gain (loss) from cash flow hedge	1,672	1,445	2,920	732	2,081	445
relating to foreign operations disposed of in the period	-	-	-	-	(32,454)	-
Loss from available for sale investments	-	-	-	-	-	-
	(9,128)	(94,080)	(7,717)	34,978	(121,692)	(2,428)

Items not to be reclassified to profit or loss in subsequent periods:
Revaluations of assets	69,824	7,947	55,575	(8,063)	83,582	18,580

Other Comprehensive income (loss)	60,696	(86,133)	47,858	26,916	(38,110)	16,152

Comprehensive income (loss)	(71,475)	(289,304)	12,277	24,565	(353,032)	(19,019)

Attributable to:
Equity holders of the Company	(39,937)	196,461))	26,549	(5,458)	(206,504)	(10,627)
Non-controlling interest	(31,538)	(92,843)	(14,272)	30,023	(146,528)	(8,392)

	(71,475)	(289,304)	12,277	24,565	(353,032)	(19,019)

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ELBIT IMAGING LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2016	-	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	-	19,287	284,777	304,064
Profit (loss) for the period	-	-					(103,646)	(103,646)	-	(103,646)	(28,525)	(132,171)
Other comprehensive income (loss)	-	-	1,638	58,822		(6,430)	9,677	63,707	-	63,707	(3,011)	60,696
Transaction with non-controlling interest	-	-	(1,052)	533				(519)	-	(519)	(496)	(1,015)
Stock-based compensation expenses	-	-							-		80	80
Balance - September 30, 2016	-	1,105,974	(341,321)	288,100	-	(755,322)	(318,602)	(21,171)	-	(21,171)	252,825	231,654

Balance - January 1, 2015	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	713,237
Profit (loss) for the period	-	-	-	-	-	-	(120,120)	(120,120)	-	(120,120)	(83,051)	(203,171)
Other comprehensive income (loss)	-	-	1,267	(10,383)	-	(84,937)	17,712	(76,341)	-	(76,341)	(9,792)	(86,133)
Transaction with non-controlling interest	-	-	(6,728)	-	-	-	-	(6,728)	-	(6,728)	(54,771)	(61,499)
Stock-based compensation expenses	-	-	-	-	303	-	-	303	-	303	968	1,271
Balance - September 30, 2015	-	1,055,056	(207,309)	120,166	49,830	(819,113)	(169,537)	29,093	-	29,093	334,612	363,705

(*)       includes transactions with non-controlling interest reserve and hedging reserve.

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ELBIT IMAGING LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	US $

Balance - January 1, 2016	-	294,299	(90,981)	60,869	-	(199,279)	(59,775)	5,133	-	5,133	75,779	80,912
Profit (loss) for the period	-	-	-	-	-	-	(27,580)	(27,580)	-	(27,580)	(7,591)	(35,171)
Other comprehensive income (loss)	-	-	436	15,652	-	(1,710)	2,575	16,953	-	16,953	(801)	16,152
Transaction with non-controlling interest	-	-	(281)	142	-	-	-	(139)	-	(139)	(132)	(271)
Stock-based compensation expenses	-	-	-	-	-	-	-	-	-	-	21	21
Balance - September 30, 2016	-	294,299	(90,826)	76,663	-	(200,989)	(84,780)	(5,633)	-	(5,633)	67,276	61,643

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